UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendency relating to the Essential Fact about the Board of Directors of the society.
  A filing indicated in (1) in Spanish.

Santiago, August 17th 2007

Mr.

Superintendente de Valores y Seguros

Presente.

Ref. Register Number 447

Dear Sir:

Pursuant Law number 18.045: article 9 and paragraph 2 of article 10; and pursuant General Bylaw number 30, herewith is attached certain fact, which is essential to this Company regarding its securities.

Regards,

ELIAS ERRAZURIZ ERRAZURIZ

GERENTE GENERAL

SUPERMERCADOS UNIMARC S.A.

SECURITY REGISTRATION NUMBER 447

ESSENTIAL FACT

Pursuant articles 9 and 10 of Law 18.045, herewith I communicate and essential information of Supermercados Unimarc S.A.:

In the Board of Meeting held on August 16th 2007, it was acknowledged the resignation of Mr. Patricio Bosselin Molina as Board member.

Mr. Francisco Javier Errazuriz Talavera was voted to replace Mr. Bosselin, as Board member.

In that Board meeting Mr. Errazuriz Talavera was voted as President and Chairman of the Board of Supermercados UNIMARC S.A.

Consequently, the new Board of Directors of the Supermercados Unimarc S.A.is formed by:

Sr. Francisco Javier Errazuriz Talavera (President)

Sr. Francisco Javier Errazuriz Ovalle (Director)

Sr. Cesar Macias Quiroz (Director)

Sr. Nestor Velasquez Sanchez (Director)

Sr. Ramon Mendez Cifuentes (Director)

Santiago, 17 de Agosto de 2007

Señor

Superintendente de Valores y Seguros

Presente

Ref: Inscripcion Registro de Valores numero 447

De nuestra consideracion:

De conformidad a lo senalado en el articulo 9 y articulo 10 Inciso 2do de la Ley numero 18.045 y de conformidad a lo senalado en la Norma de Caracter General numero 30 acompano la informacion de ciertos hechos que a criterio de esta compania, reviste el caracter de esencial o relevante respecto de la sociedad y sus valores de oferta publica.

Atentamente.,

ELIAS ERRAZURIZ ERRAZURIZ

GERENTE GENERAL

CC : Bolsa de Comercio de Stgo

Bolsa Electronica de Chile

Bolsa de Comercio de Valparaíso

Archivo General

SUPERMERCADOS UNIMARC S.A.

INSCRIPCION REGISTRO DE VALORES NUMERO 447

HECHO ESENCIAL

De conformidad a lo establecido en el articulo 9 y 10 de la Ley numero 18.045, comunico el siguiente hecho esencial respecto de la sociedad:

En Sesion de Directorio de fecha 16 de Agosto de 2007, se tomo conocimiento de la renuncia presentada por don Patricio Bosselin Molina al cargo de Director de la sociedad, designandose en su reemplazo a don Francisco Javier Errazuriz Talavera.

Asimismo se eligio como nuevo Presidente del Directorio a don Francisco Javier Errazuriz Talavera.

En consecuencia el Directorio de la sociedad quedo compuesto por las siguientes personas:

Sr. Francisco Javier Errazuriz Talavera (Presidente)

Sr. Francisco Javier Errazuriz Ovalle (Director)

Sr. Cesar Macias Quiroz (Director)

Sr. Nestor Velasquez Sanchez (Director)

Sr. Ramon Mendez Cifuentes (Director)